Stradley Ronon Stevens & Young, LLP 100 Park Avenue, Suite 2000 New York, NY 10017 Telephone 212.812.4124 Fax 646.682.7180 www.stradley.com

August 17, 2018

Filed via EDGAR

Dominic Minore, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:              NexPoint Healthcare Opportunities Fund

  (File Nos. 333-209932; 811-23144)

Dear Mr. Minore:

On behalf of the NexPoint Healthcare Opportunities Fund (the “Fund”), submitted herewith under the EDGAR system are the responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Jacqueline Edwards with regard to Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (the “Amendment”), which was filed with the Commission on June 22, 2018 under the Securities Act of 1933 and the Investment Company Act of 1940, as amended. The Amendment was filed to register Class H shares, a new share class to the Fund. Each comment from the Staff is summarized below, followed by the Fund’s response to the comment. Terms not defined herein have the meaning set forth for that term in the Amendment.

Prospectus Comments:

1.

On the Fund’s cover page, please include in a footnote to the pricing table the following sentence: “The table above does not include the distribution fee paid on Class H shares that would accrue at an annual rate equal to 0.35% of the Fund’s average daily net assets attributable to Class H shares, which is payable on a quarterly basis and will reduce the Class H NAV per share.”

Response: The footnote has been added as requested.

2.

In the section captioned “Fees and Fund Expenses,” the disclosure includes a statement that: “The Adviser has agreed to pay or reimburse the Fund for organizational and offering expenses incurred in connection with the Fund’s commencement of operations and initial offering of shares, and will not seek to recoup such fees.” Please add the following two sentences following that statement: “However, the Adviser will seek to recoup other fees and expenses that it has waived. After the Fund commences operations, the Fund will pay offering expenses that it has incurred with respect to the offering of its shares.”

Alternatively, the Fund may move the statement to a footnote and add the following sentence: “After the Fund commences operations, the Fund will pay offering expenses that it has incurred with respect to the offering of its shares.”

Response: The Fund respectfully declines to add additional disclosure regarding the Adviser’s ability to recoup fees and expenses that it has waived. We note that Footnote 9 to the Fund Fees and Expenses table clearly sets forth a discussion of the Expense Limitation Agreement, including the Adviser’s ability to recoup any fees and expenses that it has waived. Pursuant to your request, we have added disclosure in the text that the Fund will pay offering expenses that it has incurred after the Fund commences operations.

3.

The Fees and Fund Expenses table states that the Maximum Contingent Deferred Sales Charge for Class H shares is 6.00%. Please confirm that the Maximum Contingent Deferred Sales Charge for Class H shares is not a repurchase fee designed to compensate the Fund for expenses related to repurchases.

Response: The Fund confirms that the Maximum Contingent Deferred Sales Charge for Class H shares is not a repurchase fee designed to compensate the Fund for expenses related to repurchases.

Statement of Additional Information Comments:

4.

In the Management table that sets forth the information for each Trustee regarding their other directorships/trusteeships held during the past five years, please confirm whether Dr. Froehlich is currently the Chairman and Director of First Capital Investment Corp. (“First Capital”). Please revise accordingly, if necessary.

Response: Dr. Froehlich’s service as Chairman and Director of First Capital ceased in March      2018. The disclosure has been revised accordingly.

5.

Please file a new Power of Attorney for each Trustee that authorizes the attorney-in-fact to execute on behalf of the Trustees, among other things, a post-effective amendment to a registration statement filed pursuant to Rule 486 of the Securities Act of 1933.

.

Response: The Registrant respectfully declines to file new Powers of Attorney. The current Powers of Attorney authorize the attorney-in-fact to execute the registration statement on Form N-2 and all amendments and supplements to the registration statement on Form N-2. Accordingly, the Registrant believes that no additional Powers of Attorney are required. …

Please do not hesitate to contact me at (212) 812-4142 or, in my absence, Christopher Zimmerman at (202) 419-8402.

Sincerely,

/s/ Jacqueline Edwards
Jacqueline Edwards, Esq.

cc:	Eric Purple

Christopher Zimmerman